Charles J. Bair

+1 858 550 6142

cbair@cooley.com

August 28, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Joel Parker
Jim B. Rosenberg
Christine Allen Torney

RE:	Kite Pharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 26, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 15, 2015
File No. 001-36508

Dear Messrs. Parker and Rosenberg and Ms. Torney:

Kite Pharma, Inc. (the “Company”) is in receipt of the comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated August 7, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on March 26, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 filed with the Commission on May 15, 2015.

As previously discussed orally with the Staff, the Company is hereby notifying the Commission of its intention to provide a response to the Comment Letter by Friday, September 4, 2015. Please direct any comments or questions regarding this matter to me at (858) 550-6142.

Sincerely,

Cooley LLP

/s/ Charles J. Bair

Charles J. Bair

Partner

cc:	Arie Belldegrun, M.D., President, Chief Executive Officer and Chairman of the Board
Cynthia M. Butitta, Chief Financial Officer and Chief Operating Officer

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM